[SRZ Letterhead]





                                 July 23, 2010


VIA EDGAR
---------

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


       Re:    Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C.
              (File Nos. 333-152796 and
              811-22225);
              Robeco-Sage Multi-Strategy Institutional Fund, L.L.C.
              (File Nos. 333-152795 and
              811-22224);
              Robeco-Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-154909 and 811-21778); and Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (File Nos. 333-164095 and 811-22377) (collectively, the "Funds," and each, a "Fund")



Dear Mr. O'Connor and Ms. DiAngelo:

          On behalf of the Funds, transmitted for filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended, is the definitive Prospectus and Statement of Additional Information of each Fund. Also on behalf of the Funds, we describe the changes incorporated in each Fund's definitive Prospectus that we have made in response to your comments. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

          Capitalized terms used but not defined in this letter have the same meanings given in each Fund's Registration Statement.

1. PLEASE REVISE THE UNDERLINED SECTION OF THE FOLLOWING SENTENCE IN EACH FUND'S PROSPECTUS REGARDING THE FUND'S EXPENSE LIMITATION AND REIMBURSEMENT
     AGREEMENT: "REIMBURSEMENT WILL BE MADE AS PROMPTLY AS POSSIBLE BUT ONLY TO THE EXTENT IT DOES NOT CAUSE THE FUND'S ORDINARY OPERATING EXPENSES TO EXCEED THE EXPENSE LIMITATION IN EFFECT AT THE TIME OF REIMBURSEMENT" SO
                                    ---------------------------------------
     THAT IT READS AS FOLLOWS:  "IN EFFECT
                                 ---------

     AT THE TIME THAT THE EXPENSE WAS PAID OR ABSORBED."
     -------------------------------------------------

          The requested change has been made in each Fund's prospectus.

2. WITH RESPECT TO ROBECO-SAGE MULTI-STRATEGY TEI FUND, L.L.C. (THE "TEI FUND") ONLY, PLEASE EXPLAIN WHY FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED MARCH 31, 2010 WERE NOT PREPARED BY THE FUND AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

          Because the TEI Fund had not yet commenced operations as of March 31, 2010, the TEI Fund did not prepare or file financial statements for that fiscal year. In doing so, the TEI Fund relied on the position taken by the Staff of the Securities and Exchange Commission (the "Staff") in the Target Portfolio Trust no action letter (pub. avail. February 5, 1993) and related discussions with the Staff.

3. PLEASE REVISE THE EXAMPLES IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS TO REFLECT THAT THE EXPENSES PAYABLE BY AN INVESTOR FOR THREE, FIVE AND TEN YEAR INVESTMENTS DO NOT TAKE INTO ACCOUNT THE FUND'S EXPENSE LIMITATION.

          The three, five and ten year examples in each Fund's prospectus have been recalculated using the total annual expenses without taking into account the Fund's expense limitation.

4. PLEASE REVISE THE APPLICABLE NOTE TO THE FINANCIAL HIGHLIGHTS TO CLARIFY THAT THE REFERENCE TO NOTE "X" IN THE NOTE IS A REFERENCE TO THE NOTES TO THE FINANCIAL STATEMENTS, WHICH ARE CONTAINED IN THE FUND'S STATEMENT OF ADDITIONAL INFORMATION.

          The requested clarification has been made to the notes to the Financial Highlights, as applicable.

5. WITH RESPECT TO THE TEI FUND ONLY, PLEASE UPDATE THE ACQUIRED FUND FEES AND EXPENSE NUMBER IN THE FEE TABLE AND REVISE THE EXAMPLES IN THE SUMMARY OF FUND EXPENSES SECTION TO REFLECT THE 2.5% SALES LOAD.

          The requested revisions have been made.

6. WITH RESPECT TO ALL FUNDS OTHER THAN THE TEI FUND, PLEASE REVISE THE FEE TABLE IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS TO REFLECT THAT THE AMOUNT OF ASSETS USED IN THE CALCULATIONS ARE THE FUND'S NET ASSETS AS OF THE FISCAL YEAR ENDED MARCH 31, 2010.

                  The requested change has been made in each Fund's prospectus other than the TEI Fund.

7. WITH RESPECT TO ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C. ONLY, PLEASE REPLACE THE "$17,571" FIGURE IN THE FIVE YEAR EXAMPLE WITH "$17,517."

          This item has been updated in accordance with comment number three above.

8. PLEASE CLARIFY IN THE FOOTNOTES TO THE FEE TABLE THAT THE OTHER EXPENSES CALCULATION IS AN ESTIMATE FOR THE CURRENT FISCAL YEAR.

                    The   requested   change  has  been  made  in  each   Fund's
          prospectus.

                    In addition to the foregoing, each Fund acknowledges that:

                    o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

                    o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                    o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                Very truly yours,


                                /s/ George M. Silfen
                                -------------------------
                                George M. Silfen